Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Martin Marietta Materials, Inc. for the registration of $300,000,000 of Floating Rate Senior Notes due 2017 and $400,000,000 4.250% Senior Notes due 2024 and to the incorporation by reference therein of our reports dated February 24, 2014, with respect to the consolidated financial statements of Martin Marietta Materials, Inc. and the effectiveness of internal control over financial reporting of Martin Marietta Materials, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2013 and the financial statement schedule of Martin Marietta Materials, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

November 10, 2014